Exhibit 99.1

Code of Business Conduct

What we do is who we are

Our Moral Compass

Policy Contact: corporate.secretariat@bell.ca

© Bell Canada 2021. All Rights Reserved.

Code of Business Conduct

What’s Inside

If you have any question regarding this Code of Business Conduct, please e-mail corporate.secretariat@bell.ca or contact the Business Conduct Help Line available at clearviewconnects.com on a 24/7 basis or by calling 1 866 298 2942 (toll free).

Our goal:

Advancing how Canadians connect with each other and the world

Our 6 strategic imperatives:

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Code of Business Conduct

A Message from our President and Chief Executive Officer

Since our company’s founding in 1880, Bell’s leadership in communications investment and innovation has been central to the growth and prosperity of our country. A trusted Canadian brand that delivers value to our customers, communities, shareholders and team members, Bell’s goal is advancing how Canadians connect with each other and the world.

Building on our legacy of service and achieving our goal comes with tremendous responsibility to our stakeholders. We must all achieve the highest standards of ethical and professional conduct in our work, including understanding and abiding by the values and requirements set out in the Bell Code of Business Conduct.

The Bell Code of Business Conduct explains the laws and regulations that apply to our business and provides clear guidelines for ethical conduct related to interactions with customers, fellow team members, partners and the public; confidentiality and safeguarding of information and assets; stock trading and other public company regulations; engaging on social media; and more.

All team members are required to complete training in the Code of Business Conduct when they join the company, affirm that they have reviewed the Code annually, and refresh their training in the Code every 2 years.

We understand that our company’s continued leadership depends on the trust and support of all our stakeholders. Our Code of Conduct is a key part of that commitment, and I thank you for making it part of the way you work.

Mirko Bibic

President and Chief Executive Officer

BCE Inc. and Bell Canada

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Code of Business Conduct

1	INTRODUCTION

The Bell Canada Code of Business Conduct explains the fundamental values and standards of behaviour that are expected from us in all aspects of our business.

In our daily activities, we have a fundamental responsibility to address a broad spectrum of issues. These include: preventing conflicts of interest, protecting company assets, safeguarding privacy and confidentiality, treating customers and the broader public, shareholders, suppliers, our fellow team members and competitors with respect and honesty, fostering a diverse, safe and healthy workplace and protecting the environment.

Acting responsibly is central to achieving sustainable business success and essential to the pursuit of our corporate goal: advancing how Canadians connect with each other and the world.

The Code provides various rules and guidelines for ethical behaviour based on Bell values, as well as applicable laws and regulations.

These values and standards reinforce our commitment to the highest levels of customer service, a working environment in which performance is recognized and people are respected and sensitivity to the needs of the community that Bell serves.

1.1	Scope: Who Does the Code Apply To?

The Code applies to everyone at Bell, including all directors, executives and employees of BCE Inc., Bell Canada and their subsidiaries. Throughout the Code, we will refer to these companies as Bell.

1.2	Objectives

Collectively, we undertake to:

●	perform our work duties and conduct our business relationships with integrity and in a dynamic, straightforward, honest and fair manner
●	comply with laws that apply to us as well as with Bell policies and procedures
●	avoid conflicts of interest
●	foster a work environment based on mutual trust and respect and that encourages open communication
●	maintain a safe, healthy and secure workplace
●	protect the environment
●	support a culture in which ethical conduct is recognized, valued and exemplified
●	promptly report issues relating to the Code and potential violations, non-compliance with applicable laws, regulations or company policies or procedures and any other emergencies.

1.3	Reporting a Misconduct or Violation of the Code – The Business Conduct Help Line

Individual responsibility does not mean you are on your own when facing an ethical issue. Don’t be reluctant to ask any questions you might have on the Code or raise issues.

As part of Bell’s commitment to the highest standards of ethics, employees are encouraged to promptly report any actual or potential misconduct, Code or other company policy violations, malpractice, fraud, misappropriation of business property or any other illegal or unethical act or behaviour, including accounting, internal accounting controls or auditing matters by an employee of Bell or by any business unit of Bell.

Any submission made by an employee regarding an unethical behaviour will be treated on a confidential and anonymous basis, unless specifically permitted to be disclosed by the employee or unless required by law. Submissions will only be disclosed to those persons who have a need to know in order to properly carry out an investigation of the potential unethical behaviour.

Any employee who in good faith reports an unethical behaviour will be protected from threats of retaliation, discharge or other types of sanctions that are directly related to the disclosure of such unethical behaviour.

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No employee will be penalized for inquiring, in good faith, about apparently unethical behaviour or for obtaining guidance on how to handle suspected illegal acts or policy violations. Further, Bell will not allow retaliation for reports made in good faith.

An unethical behaviour may be reported to your immediate manager. If this won’t meet your needs, is inappropriate, does not provide the necessary level of confidentiality or if you otherwise prefer, you can contact our confidential and anonymous Business Conduct Help Line at clearviewconnects.com on a 24/7 basis or by calling 1-866-298-2942 (toll free). You may also contact the Corporate Secretary or the Chair of the Audit Committee.

You can also consult the Complaint Procedures for Accounting and Auditing Matters on the Corporate Policies & Ethics Program intranet site.

1.4	Responsibilities of Managers & Executives

We are all expected to perform our jobs with integrity and in a dynamic, straightforward, honest and fair manner. However, managers and executives have an enhanced role. This means:

●	setting an example by complying with the Code and all Bell policies at all times
●	ensuring that all employees have access to the Code (on-line or in paper format), that they know, understand and comply with its provisions and that they complete the annual review and sign off process
●	complying with security policies and the associated directives, procedures and standards
●	fostering an environment that encourages open communication and upholds sustainable development, health & safety, labour and ethics principles in every business decision and actions
●	immediately reporting violations of the Code or breaches of Bell policies and taking prompt and decisive disciplinary action when it has been established that the Code has been violated.

1.5	Penalties for Violations

Disciplinary action up to and including dismissal will be taken should an employee, manager or executive:

●	violate the Code or a Bell policy, disregard proper procedures or ask others to violate the Code or a Bell policy
●	deliberately fail to promptly report a violation or withhold relevant information concerning a violation
●	fail to cooperate in the investigation of a known or suspected violation or
●	take action against an employee who reports a violation or breach of the Code or other policy.

1.6	Annual Review and Sign Off

To demonstrate our commitment to the shared values and standards described in the Code, all employees, managers, executives and members of the Board of Directors must certify annually that they have reviewed and follow the Code. A copy of these certifications can be found at Attachments 1A and 2A. All employees must also take the on-line course on the Code at least every two years.

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2	OUR PRINCIPLES OF ETHICAL CONDUCT

2.1	Personal Integrity

Ethical behaviour is an essential part of our job and is a personal responsibility we all share. It means performing our job fully and competently. It also means being accountable for our behaviour and for supporting the values, principles and standards upon which our reputation rests.

Many aspects of our business are governed by laws and regulations and compliance with such laws and regulations is basic to ethical conduct. Bell and its directors, executives, managers and other employees are expected to comply with the laws, rules and regulations of all countries in which we operate, as well as the expectations and requirements of our various regulators. These laws include, but are not limited to, telecommunications and broadcasting laws, securities laws, laws prohibiting the corruption of government officials, in Canada and abroad, as well as lobbying, competition, environmental, health and safety and employment legislation.

Ethical behaviour, however, goes beyond mere compliance with the law. It involves thinking through the possible impact of our decisions on all interested parties - customers, employees, unions, business partners, suppliers, investors, government as well as the communities and environment in which we live and work.

Although the Code lays out the fundamental principles of ethical and legal conduct, it cannot anticipate every ethical dilemma or situation we may encounter as we perform our jobs. This would be impossible given the rapid evolution of the communications industry.

Consequently, we may often find ourselves caught in a situation or facing an ethical problem not explicitly covered in the Code. In this case, we must rely on our internal sense of what is right – our moral compass – to guide us in making the right decision.

When faced with a difficult or unclear situation, it may help to ask questions such as:

●	how would I feel if, rather than initiating this action, I was on the receiving end?
●	how would my customer react if he/she knew I was breaking the rules or distorting the facts to make a sale?
●	if I do this, how will I feel afterwards? Would I want my co-workers, friends or family to find out?
●	if my actions became public, how would they be reported in the media?

Assuming personal responsibility for our actions means we can’t blame someone else for our behaviour. Conversely, no one - not even a manager - can force us to commit an illegal or unethical act that may damage Bell’s reputation, or our own.

We have a duty to report illegal acts or violations of the Code or Bell policies. Turning a blind eye to wrongdoing - in effect condoning such behaviour - is itself unethical. See section 1.3 for ways that are available to you to report unethical conducts.

Any breach of the Code or Bell policies or evidence of illegal behaviour will be taken very seriously. Depending on the nature and severity of the case, employees who breach the Code, violate Bell policy or commit an illegal act will face immediate discipline, up to and including dismissal, as well as possible civil or criminal prosecution.

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2.2	Conflicts of Interest

As employees, managers and executives, our business loyalty rests in placing Bell’s interests – including those of its customers and shareholders – before our personal interests and relationships.

A conflict of interest arises whenever we allow, or appear to allow, personal interests or relationships to impair our judgment and ability to make decisions with integrity and honesty. By thinking of ourselves or our relationships first, we may act in a way that is damaging, or potentially damaging, to Bell. We may also harm our personal reputation.

We must not use our position to influence or bypass Bell procedures, or improperly take advantage of information we have access to by virtue of our positon, for personal gain nor for the benefit of our family, friends, colleagues or anyone else.

How Can I Tell If I Am In a Conflict of Interest?

If you are not sure about a particular situation, obtain the guidance you need. Start by asking yourself the following questions:

●	Am I following proper Bell procedures?
●	Do I stand to potentially gain personally from my actions?
●	Can my actions potentially result in a financial or other advantage for myself, a near relative (which would include a spouse, sibling, parent, child, or in-law), friend or other relationship?
●	Am I uncomfortable discussing this with my manager or fellow employees?
●	Would I act differently if a friend or near relative or relationship weren’t involved?

If you have any doubts about a possible conflict, raise the matter with your manager or contact the Business Conduct Help Line at www.clearviewconnects.com or by calling 1-866-298-2942 (toll free).

If there is an actual or potential conflict of interest, you must disclose it immediately to your leader and as part of the annual online review process.

2.2.1	Conflicts of Interest Relating to Family and Personal Relationships

Each of us has a variety of personal relationships involving family and friends and sometimes our work and personal lives intersect.

We must disclose this relationship if it compromises, or threatens to compromise, our ability to act in Bell’s best interest. Speak to your manager or contact the Business Conduct Help Line for further guidance. We should also be aware that bridging our personal and business lives may cause our competitors or suppliers – as well as colleagues within Bell – to believe we are in a conflict of interest. To avoid a conflict of interest, or prevent a situation from developing into a conflict of interest, you must inform your manager if, for example:

●	you are considering hiring a near relative, friend or relationship
●	you transact business on behalf of Bell with a near relative, friend or relationship
●	you have been employed by a competitor within the last two years
●	a near relative, friend or relationship works for a supplier or competitor or has a financial interest in or is a major shareholder of a supplier or competitor.

If you are concerned that you may be in a conflict of interest, speak to your manager. You must also disclose the conflict at your next online annual review of the Code.

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My partner has just become an executive sales manager for a company that services the computers in my department. Do I need to tell anyone about this?

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Yes. Someone could claim that Bell is giving your partner business because you are a Bell employee. You should notify your manager and make sure you are not involved in any decisions regarding your partner’s company. This relationship should be disclosed in your annual online review of the Code.

2.2.2	Conflicts of Interest Relating to Supplier-Funded Incentive Programs

Supplier-funded incentive programs, often offered to sales employees by suppliers seeking to sell their products, may only be arranged through an authorized program administrator who does not work with the eligible employees.

It’s up to the program administrator to ensure there is no conflict between Bell’s marketing strategy and the supplier’s incentive program. For further information, please refer to the Incentive & Recognition Programs Guidelines on the Human Resources intranet site.

2.2.3	Conflicts of Interest Arising from Outside Employment and Similar Activities

We all have a right to do what we want during our non-working hours. This could include holding another job in which we use the skills and experience acquired through our work at Bell. However, we must ensure that our outside employment or other activities do not conflict, or appear to conflict, with Bell’s business or with our ability to fulfill our duties as employees.

To avoid a conflict of interest, or even the appearance of such a conflict, you should discuss any planned outside business activities with your manager. As a general guideline, you may not:

●	work for an organization that competes with Bell or operate a business or promote a third party’s line of products or services that compete with those offered by Bell
●	use Bell’s time, materials and facilities in paid or unpaid work for other organizations (for example, to support a charitable community project), unless specifically authorized by senior management (CP4 or higher). Where such authorization has been obtained, as per the Bell Community Investment policy, no company products or services (such as wireline telecommunication services, Internet services, handsets, etc.) may be provided in-kind

●	accept outside employment or engage in any activity that may prevent you from performing your job at Bell fully and competently
●	contribute to or support any political group or political activity on behalf of Bell, unless specifically authorized by the appropriate Bell department responsible for government relations.

I am a Bell technician who installs circuitry for small and medium-sized business customers. With the growth of the Internet and other communications services, demand for my expertise is booming. Can I take advantage of this opportunity and start up an installation business on my own time?

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No. You cannot engage in any outside activity that might take business away from Bell or any of its subsidiaries. Furthermore, as an employee, you are expected to contribute your energy and ideas to your job as an installer for Bell.

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As a customer service representative I happen to respond to my brother’s telephone call inquiring about a charge on his account for TV services. Can I respond to this call and make adjustments, if any, to his account?

●	No. Employees are not allowed to access or make changes to the billing accounts of their families and friends, including accessing their own or invoicing themselves.

2.2.4	Conflict of Interest Guidelines for Executives and External Directorships

In addition to the conflict of interest guidelines and procedures noted above, in respect to all persons who are executives (i.e. Vice-President and above), a conflict of interest may also arise:

●	when there is an outside interest which materially encroaches on time or attention which should be devoted to Bell’s affairs or so affects the executive’s energies as to prevent him/her from devoting his/her full abilities to the performance of duties
●	where an executive or any of his/her near relatives, friends or relationships has a direct or indirect interest in or relationship with any outsider, such as a supplier (whether of goods or services), customer, agent or competitor of Bell or its subsidiary and associated corporations, or with a person in a position to influence the actions of an outsider, which is inherently unethical or which might be implied or construed to:
●	give rise to a possible personal gain or favour to the executive involved, or any of his/her near relatives, friends or relationships due to the executive’s actual or potential power to influence dealings between Bell and the outsider
●	render the executive partial toward the outsider for personal reasons, or otherwise inhibit the impartiality of the executive’s business judgement or his/her desire to serve only Bell’s best interests in the performance of his/her functions as an executive
●	place the executive or Bell in an equivocal, embarrassing or ethically questionable position in the eyes of the public or any external monitoring body

●	reflect unfavourably on the integrity of the executive or Bell.
●	where an executive or any of his/her near relatives, friends or relationships makes use of any non-public information, such as information for internal use, or of a confidential nature, proprietary, insider, privileged or government classified nature or customer information, entrusted to or obtained by the executive in the conduct of Bell’s business to benefit himself/herself or any of his/her near relatives, by selling or making available such information to interests outside Bell, or uses the information in any other manner to further his/her interest(s), or the interest(s) of any of his/her near relatives
●	where an executive or any of his/her near relatives, friends or relationships has any direct or indirect interest or relationship which is actually or potentially harmful or detrimental to Bell’s best interests.

Executives are required to disclose any actual or potential conflicts of interest by providing written notice to the Corporate Secretary at corporate.secretariat@bell.ca. The Corporate Secretary is responsible for administering the Code and the Conflict of Interest Guidelines. If the Corporate Secretary is unable to resolve an existing or potential conflict of interest with the person involved, the matter will be discussed with the Executive Vice President, Corporate Services.

External Directorships

As a general rule, executives are allowed to be appointed to the board of directors of a company other than a Bell company provided that such appointment:

●	will not create conflicts of interest either for the executive or for any Bell company
●	will contribute to the development of the executive or will benefit Bell either directly or indirectly
●	will not be at the expense of the executive’s corporate responsibilities and will not impose an undue burden on the executive.

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Provided the above criteria are met, before accepting an external directorship appointment, an executive shall, through his/her superior, seek and obtain clearance from the President and Chief Executive Officer. If appointed, the executive must then disclose such fact to the Corporate Secretary’s Office promptly.

Executives should however understand that the BCE group companies’ D&O Insurance policy will not be applicable unless the executive’s appointment is made at the request of Bell.

2.3	Loans, Gifts and Entertainment

2.3.1	Loans from Bell

We do not accept, whether directly or indirectly, any loan or guarantee of obligations from Bell that are for our personal benefit.

2.3.2	Business Gifts & Entertainment

Do not solicit, accept or give gifts, gratuities, favours or unusual hospitality from or to suppliers or customers, which may compromise - or appear to compromise - our ability to make fair, objective, business decisions or may unfairly influence a business interaction.

Do not solicit or encourage gifts, hospitality, entertainment or any other thing for personal use.

Do not accept gifts having a monetary value; for example, gift certificates, cash, services, discounts or loans.

Notwithstanding any other provision of this section, do not offer gifts, gratuities, favours or hospitality to public sector recipients or sponsor public sector events/activities without the express prior consent of the Regulatory and Government Affairs Team.

These guidelines do not change during traditional gift giving season.

We recognize, however, that building relationships with customers and suppliers is an integral part of doing business.

You may offer and accept reasonable hospitality in certain cases. If to or from public sector third parties, you must first obtain the express prior consent of the Regulatory and Government Affairs Team. If to or from other third parties, you should consult your manager or contact the Business Conduct Help Line when in doubt about the appropriateness of a particular situation.

You may participate in unsolicited business entertainment depending on the function or services you perform for Bell and if the entertainment is clearly intended to facilitate business goals. If for example, tickets to a sporting or cultural event are offered, then the person offering the tickets should plan to attend the event as well.

You may sponsor events/activities for customers or potential customers where the purpose is to strengthen business relationships; however it is your responsibility to know and be sensitive to the customer’s own code of conduct on these issues and, for public sector events/activities, you must first obtain the express prior consent of the Regulatory and Government Affairs Team. Solicitation of modest gifts or prizes for Bell sponsored events which provide clear benefits to the sponsor and/or charitable organization is permitted upon approval by your manager and, in the case of the public sector, the Regulatory and Government Affairs Team.

You may accept unsolicited, nominal value hospitality, gifts or mementos that are customary or business related.

You may accept business entertainment in the form of meals as long as it is modest, infrequent, and as far as possible on a reciprocal basis.

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Factors which you and your manager should consider when assessing the proper course of action include:

●	Is Bell potentially involved in a major procurement activity with the company offering the gift or entertainment?
●	Would the gift or entertainment be considered appropriate or customary, taking into account the nature of the function or services you perform for Bell?
●	Would it be perceived as insulting or damaging to the business relationship to return the gift or decline the hospitality?
●	Can the gift or hospitality be applied to benefit all team members rather than certain individuals?
●	Is the public sector involved? If so, consult the Regulatory and Government Affairs Team

2.4	Political Activities

2.4.1	Political Contributions

Political Contributions refer to any payment or donation, including provision of services at favourable rates, irrespective of format or location, made on behalf of Bell to a recipient involved in federal, provincial, territorial or municipal political process, such as a political party, an election or leadership candidate, a riding association or an elected official. Bell’s corporate policy prohibits political contributions without the express prior consent of the Chief Regulatory Officer. This policy does not apply to political contributions made by individuals within Bell on their own behalf. However, funds or assets being contributed must originate with or belong to the individual making the contribution, and individuals making political contributions should be prepared to demonstrate ownership.

For further information, consult the Political Contributions Policy available from the Corporate Policies & Ethics intranet site.

Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.

2.4.2	Lobbying on behalf of Bell

Broadly speaking, lobbying involves reaching out to a public office holder in order to further Bell’s objectives, whether at the federal, provincial, municipal or other level of government. It is each employee’s own responsibility to know and ensure compliance with the rules and guidelines applicable to the jurisdiction of the public office holder he or she is meeting with. Lobbying does not, however, include formal legal or regulatory submissions, communications in a public forum or responses to government Request for Proposals.

Lobbying public office holders is a legitimate activity but the law sets certain boundaries around lobbying, as well as establishes some disclosure requirements, to ensure that lobbying activities are transparent and ethical. The Regulatory and Government Affairs Team must be consulted before making representations to public office holders. If you have any questions, you may consult the Regulatory and Government Affairs Team prior to the meeting.

Beyond standard penalties for non-compliance with the Code which were previously outlined, Bell may refer the matter to the appropriate regulatory and legal authorities, which could lead to penalties, fines or imprisonment.

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2.5	Improper Influence on the Conduct of Audits

Employees are prohibited from coercing, manipulating, misleading or fraudulently influencing Bell’s internal or external auditors at any time and especially when the employee knows or should know that his/her action, if successful, could result in rendering Bell’s financial statements misleading in any way.

2.6	Trading in Securities

2.6.1	Insider Trading

As a director or employee, you may become aware of undisclosed material information about Bell or any other company. Unless you are certain that the entirety of this information has been officially publicly disclosed, it is illegal for you to:

●	trade in securities of BCE Inc., Bell Canada or any company to which the information relates (securities include, without limitation, common and preferred shares, debt securities, options, share units as well as any related financial instruments)

●	disclose such information (otherwise than in the necessary course of business and on a confidential basis) to another person – also known as “tipping” - even if the other person, the tippee, is related to you or is a friend. Trading or tipping by the tippee is also illegal.

Undisclosed material information refers to information that, if disclosed, could have a significant effect on the market price of a company’s securities or is likely to be considered important by a reasonable investor in determining whether to buy, sell or hold such securities. Some examples of what could constitute undisclosed material information are financial results, key operating metrics, financial guidance and business plans before they are publicly announced, material planned business acquisitions or dispositions, significant new products and services before they are launched and cybersecurity incidents.

At law, severe penalties may be imposed against you personally as a result of unlawful trading and tipping.

Assuming you are not otherwise aware of undisclosed material information, the recommended time to purchase or sell BCE Inc. and Bell Canada securities is during the period beginning on the second business day following the day of announcement of BCE Inc.’s and Bell Canada’s quarterly financial results and ending on the last day of the quarter during which the announcement is made. This will help minimize the risk of an unintentional violation of these prohibitions, and the appearance of a violation (intentional or not). All employees are required to keep accurate records of their securities transactions and may be asked to report to Bell their holdings and investment transactions.

Even after Bell has officially publicly released material information, it is important to be sure that sufficient time has elapsed to enable the information to be disseminated to investors. As a rule of thumb, you should not trade securities until the second business day following the public announcement. An employee must not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of public information.

Should you have any doubt regarding your ability to legally trade in securities or whether any information can be disclosed, you must consult the Legal Team before trading or disclosing any information.

Members of the board of directors and executives should consult the BCE Inc. and Bell Canada Insider Trading and Reporting Guidelines for additional information. A copy of these guidelines can be obtained from the Corporate Secretary’s Office.

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Can I use information I obtain by accident or overheard?

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No. Even when you obtain undisclosed material information by accident, such as by overhearing a discussion of a planned acquisition, you are prohibited by law from trading in securities of BCE Inc., Bell Canada or the target company. In addition, you cannot suggest to a spouse, near relative or friend that they trade in shares of BCE Inc., Bell Canada or the target company while in possession of such information as this would be considered tantamount to divulging that information to someone outside Bell for personal gain or the gain of someone else. Such securities could only be traded on the second business day after Bell or the company being acquired issues a press release publicly announcing the planned acquisition.

2.6.2	Short Sales, Calls and Puts

As a director or employee of Bell, you may not engage in the following activities with respect to BCE Inc.’s securities or the securities of any of its affiliates (such as Bell Canada): (a) short sale; (b) sale of a call option and (c) purchase of a put option.

“Short selling” means selling securities you do not currently own and borrowing a third party’s securities in order to make delivery, the whole in expectation that the securities will decrease in value when you will buy back the securities and return them to the owner. Such process may lead to undue speculation and abuse and is therefore prohibited.

Puts and calls may also lead to the same abuse and therefore similar restrictions apply to the sales of call options and purchases of put options in respect of securities of BCE Inc.

and its affiliates. For the purposes hereof, a “call” can be defined as an option to demand delivery of a specified number or amount of securities at a fixed price within a specified time but does not include an option or right to acquire securities of BCE Inc. or its affiliates where such were granted by BCE Inc. or its affiliates (such as pursuant to BCE Inc.’s Long-Term Incentive (stock option) Programs). A “put” can be defined as an option to deliver a specified number or amount of securities at a fixed price within a specified time.

In summary, you cannot sell short securities of BCE Inc. or its affiliates, and you may not sell call options or buy put options over the same securities. You must exercise great caution in your trading in order to avoid inadvertent breaches of these restrictions.

2.7	Public Disclosure of Information

Only authorized executives can decide the timing and content of public disclosures regarding Bell, such as the issuance of news releases and the public filing of continuous disclosure documents with securities regulatory authorities.

If you are not an authorized designated spokesperson, you must not respond under any circumstances (including on a “no-name” or “off the record” basis) to inquiries from, or voluntarily provide information to, the investment community or the media, unless specifically asked to do so by an authorized designated spokesperson.

Any inquiries need to be immediately referred to Bell’s Communications Department or Investor Relations Department. The list of authorized designated spokespersons can be found in Bell’s Disclosure Policy available on the Corporate Policies & Ethics intranet site.

2.8	Confidentiality of Customer and Employee Information

2.8.1	Customer Privacy

Bell has long been committed to maintaining the accuracy, confidentiality, security and privacy of customer information. It is essential that we protect the confidentiality of all non-public information entrusted to us by Bell or its customers, except when disclosure is authorized or legally mandated. Even seemingly mundane information might be of use to competitors, or harmful to Bell or its customers, if disclosed. Even unintentional

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disclosure can lead to identity theft or financial gain by third parties. Therefore, the best way to protect customer information is to limit access on a need-to-know basis. In addition, we must comply with the laws and regulations related to privacy that apply to Bell, including the Personal Information Protection and Electronic Documents Act and restrictions imposed by the CRTC.

Unless a customer provides explicit consent or disclosure is pursuant to a legal power such as a search warrant, all information kept by Bell about its customers is confidential and cannot be disclosed or used, directly or indirectly, except for business purposes. We may only use this information for the purposes for which it was collected and that the customer would reasonably expect.

Recording, releasing or disclosing private customer information for personal gain or the benefit of another will result in immediate discipline up to and including dismissal, and may include civil or criminal prosecution. This may also expose Bell to substantive reputational harm and financial liability. Certain laws applicable to Bell require that customer privacy breaches be investigated, reported and recorded. If you suspect a breach of customer personal information, you must report it using the breach reporting tool or by emailing privacy@bell.ca.

Interception of Private Communications

Communications between Bell and a customer may be monitored for quality assurance purposes, with an appropriate advisory to the customer.

The unlawful interception of a private communication is prohibited under the Criminal Code. The content of a customer’s transmissions (including telephone and email) may not be monitored, nor may the content, nature and existence of telephone calls and data transmissions be released to third parties except as explicitly authorized by law.

Unintentional interceptions of a call may occur when providing service, doing repairs or when conducting quality control checks. In these instances, the employee must advise the persons on the call of the unintended interception and immediately disconnect from that call.

Business Customer or Supplier Information

Maintaining customer and supplier privacy is also crucial when dealing with contracts, proposals and quotations. We must be vigilant to not share business customer or supplier information - such as business plans, names of representatives or information of a sensitive nature - with other employees servicing a similar market segment (for example, the banking industry). By doing so, we may inadvertently divulge information about a business customer or supplier to that customer’s or supplier competitor. Also, unless a business customer or supplier provides explicit consent, we do not share information about business customers or suppliers with other affiliates or partners, agents or subsidiaries of our group, except with those affiliate or partners or agents or subsidiaries of a group, who are directly involved in the specific contract, proposals or quotations or a related transaction.

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I am a customer service representative for the residential market. A caller identifying himself as the spouse of a wireless customer requests billing details for the spouse’s account, indicating that he looks after bill payments for the family. Should I provide the information?

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If the caller is not explicitly listed on the account as an authorized co-user, the information should not be provided. Account details, particularly for wireless accounts, can be very sensitive information and is often sought in the context of matrimonial disputes. Advise the caller to have the account holder of record contact Bell to have the spouse added to the account as an authorized co-user. This approach applies equally to all customer accounts, in all business units.

2.8.2	Employee Privacy

Bell has also long been committed to protecting the personal information of its employees which is collected only for purposes relevant to managing the employment relationship. The obligations described in the Personal Information Protection and Electronic Documents Act also apply to the collection, use, disclosure and protection of personal employee information.

Personal information means information, in any format, about an identifiable individual, but does not include the name, title or business address or telephone number of an employee. Employee personal information refers to those records like the personnel files and other documents collected and used to provide services or support such as pay or benefits information. Personal health information is held separately by the Disability Management Group.

All personal information is protected by security safeguards appropriate to the sensitivity of the information and may only be used for reasonable purposes relating to the management of the employment relationship or for other purposes as may be required by law. All employees holding personal employee information must handle it in accordance with privacy principles. Aside from applying normal safeguards (i.e. locked cabinets and desks), employees should avoid discussing personal employee information in public areas.

Notwithstanding the notion of employee personal information, there shall be no expectation of privacy for communications made through the use of Bell equipment or using Bell paid services or products (for example, e-mail, internet/intranet activities, voice mail, computer files, network), as well as workspaces (for example, desks, lockers, and vehicles).

Bell reserves the right to monitor or search any and all Bell property at any time, where it determines on reasonable grounds that this is required; for example:

●	to evaluate and measure service quality in the interests of the safety and protection of employees or Bell
●	to search for specific business information
●	to comply with legal warrants or other obligations
●	to conduct security investigations such as in the event Bell suspects an employee of fraud, theft, undeclared conflict of interest, violation of this code or other situation which may cause prejudice to an employee or Bell or its reputation.

Additional information is available through the Employee Privacy section of the Human Resources intranet site as well as in the Acceptable Use of Information Technology Resources Policy.

2.8.3	Bell Privacy Policies

To support our commitment to privacy we have developed policies and a formal privacy code - the Bell Privacy Policy and the Bell Employee Privacy Policy - which spell out the commitments of Bell, its employees and agents and the rights of customers and employees regarding personal information.

The Bell Privacy Ombudsman oversees compliance with these privacy policies and may be contacted at privacy@bell.ca.

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The Bell Privacy Policy, the Bell Employee Privacy Policy and other privacy-related documents are available by following the “privacy” link on www.bell.ca or on the Bellnet policies page Corporate Policies & Ethics.

2.9	Information Management

The purpose of the Information Management Policy and the Records Retention Schedule is to ensure that Bell’s information is properly classified so records are adequately protected, stored, shared and/or disposed of to comply with legal requirements and business needs. The policy applies to all forms of records regardless of who has prepared them, regardless of the medium used (paper, electronic or other) and whether or not they reside on Bell’s premises, servers and infrastructure.

Employees are responsible for:

●	ensuring compliance with business, legal and regulatory requirements with respect to record retention
●	improving operational efficiencies, reducing space requirements and costs by eliminating unnecessary records
●	ensuring the preservation and accessibility of relevant records to satisfy specific operating needs and in the event of potential or actual litigation or internal or external (including governmental) investigation
●	ensuring information is kept for as long as required according to the Records Retention Schedule.

Confidential information is information about our business that must not be made publicly available. Confidential information includes information classified as Internal Use or Confidential, as well as information that has not been explicitly classified as Public. Some examples of information which must be safeguarded from disclosure include:

●	employee or customer personal information
●	contracts and agreements
●	passwords and encryption keys
●	undisclosed financial results
●	marketing strategies, pricing, bids and proposals
●	training material
●	pictures or recordings of confidential information or discussions
●	any video, picture or recording taken on work premise or of Bell premises, which are permitted only with director level management approval. Furthermore, it is strictly prohibited to record any identifiable individual without the person’s knowledge and consent, except if such recording is for investigation purposes and authorized by Corporate Security.

Employees must also:

●	not send confidential information to personal email accounts
●	not store confidential information on portable storage devices including USB keys or external hard drives
●	ensure confidential information is securely stored at all times
●	not store confidential information, including pictures, on personal devices that have not been registered through the BYOD (bring your own device) process
●	avoid discussing such information in public places (including by phone in taxis, trains and airplanes), with family members or friends or with business colleagues when conversations might be overheard
●	report immediately unauthorized disclosure, transmission, misappropriation or misuse of confidential information to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca

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Post Employment Obligations

Your obligation to protect Bell’s confidential information continues after the employment relationship ends. Upon termination of employment or contract, or reassignment, all employees must:

●	return all copies of confidential information and documents, including electronic records, and all third party information entrusted to Bell
●	return any equipment entrusted to them including mobile devices, laptops and external storage devices
●

continue to uphold the confidentiality of Bell confidential information and not use or disseminate any such information. This continuing obligation is particularly important in the case of a departing employee who subsequently works for one of Bell’s competitors or suppliers.

Preservation of Records under Legal Hold

Records subject to preservation under a “legal hold” must not be disposed of until the hold is lifted. Where a “legal hold” is in place, all owners of records that are subject to it must take positive steps to ensure the preservation of such records. Those record owners must also, prior to taking any steps that might affect the disposal of such records, such as reimaging their computers or being “evergreened” to a new device, contact the Legal Team (ediscovery.legal@bell.ca) to verify whether they can dispose of the records. Any employee unsure whether records are subject to a legal hold or unsure of the hold’s scope should contact the Legal Team at ediscovery.legal@bell.ca.

When an employee, who owns records that are subject to a legal hold leaves Bell, the employee’s manager and Human Resources Consultant must ensure that these records are preserved.

How do I tell if a document (paper or electronic) is confidential if it is not marked as such?

●

You must begin by asking the person who issued the document (if known), as the originator is the person who must determine the security classification. If you can’t find the source of the information and the nature of the document does not make the classification obvious (such as information that has been made public), the document must be treated as confidential until the proper classification is determined.

2.10	Dealing with Customers

We achieve an ongoing competitive advantage and long-term relationships with our customers by ensuring that our reputation for quality service, ethical behaviour and integrity remains intact. We compete vigorously but fairly, while complying with our legal and ethical obligations.

Customers and customer service are at the core of our business. To succeed, we have to be honest, courteous, and respectful when dealing with our customers and their property whether visiting their homes or place of business, or interacting in-store, or on the phone.

There is never a situation where ethical or legal obligations should be compromised to meet sales objectives. No one - not even a manager - can force us to commit an illegal or unethical act that may damage Bell’s reputation, or our own.

Our customers expect us to be ethical in our practices, to provide quality products and services, and to be truthful when discussing our advantages and benefits. To maintain that trust we must:

●	offer customers only those services which they need or want

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●	promote our products, services, packages and pricing accurately even when up-selling and providing retention discounts
●	ensure customers understand what they are ordering
●	give customers the straight facts about their competitive choices
●	not offer to waive charges, cut special deals or grant discounts that are not authorized
●	never mislead customers or misrepresent facts or allow our judgment to be compromised
●	report any unethical behaviour we witness
●	serve our Québec clients in the official language of their choice (French or English).

You are trying to close a sale with a customer. There are conditions applicable to the offer you’ve described that may make the customer reluctant to subscribe. You know those conditions will be described in the confirmation email the customer will receive and in the contract. Can you leave those details out and let the customer read about them?

●	It is your responsibility to communicate our offers and prices accurately. You must advise the customer of all applicable conditions so that they can make an informed choice prior to purchasing.

2.11	Dealing with Suppliers and Competitors

2.11.1	Supplier Relations - Reciprocity

Like many corporations, we purchase goods and services from thousands of suppliers, many of whom are also our customers.

While we quite naturally want to do business with our customers, and will take advantage of every opportunity to do so, we must keep in mind that this should not be done at the expense of price, quality and service. These criteria, rather than the simple fact a supplier is or is not our customer, should guide our purchasing decisions.

Reciprocity is an arrangement where a purchaser gives business to a supplier because that supplier is its customer for other products, in preference to another supplier. Reciprocity, whether it originates with the buyer or the seller, should be handled with utmost care for a number of financial, ethical and legal reasons.

For example, we may lose the opportunity to save money on our purchases if we choose suppliers solely because they are Bell customers and we may be accused of anti-competitive behaviour.

Under certain circumstances, we may, for strategic marketing reasons, develop and contract services exclusively with a given supplier. The Law Department must be consulted before such arrangements are established.

Our department is organizing a meeting at a hotel. Due to the large size of our group, and the fact we don’t want to travel far, we’ve chosen a nearby hotel serviced by a competitor. Is this okay, or should we find a hotel that uses Bell services?

●

It is not Bell policy to prohibit employees on company business from dealing with organizations that do not use Bell’s services. While we actively encourage everyone at Bell to do business with our customers, we must ensure that this is not done at the expense of price, quality and service.

●

Although the hotel you’ve chosen is not a Bell customer, you were right to choose it if, in your judgment, it best meets the price-quality-service criteria you are looking for: the hotel is located close to your office, it can easily accommodate all the members of your department and, as a result, will enable your group to save both time and traveling expenses.

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2.11.2	Treating Competitors with Respect

We welcome and encourage fair and open competition and we are committed to treating competitors with due respect. By doing so, we honour the competitive spirit that motivates us to perform at our best.

Behaving competitively means that we:

●	do not portray a competitor to the public or to a customer in an inaccurate, misleading, disparaging or unfair manner or in a way contrary to laws that govern competitive business practices
●	do not state as a fact our understanding of a competitor’s price information as that information may be out of date and incomplete
●	exercise care when commenting publicly on such topics as a competitor’s financial situation, business practices, management, reliability or foreign ownership
●	do not behave disrespectfully toward a customer who has decided to purchase a competitor’s products or services; rather we rigorously promote and provide high-quality service for any other product we may supply to this customer.

2.11.3	Obtaining Information about our Competitors

We have every right to gather information about the marketplace in which we operate through legal and ethical means. This includes information about our competitors, their products and services, technology, prices, advertising, and so on.

However, we do not engage in industrial espionage, buy proprietary information or induce employees or former employees of our competitors to disclose proprietary or confidential information of his/her current or former employer.

If you become aware that confidential or proprietary information about a competitor is circulating through Bell, you must not use such information and must immediately report it as indicated below.

Our business unit recently hired someone who was employed with a competing radio station. This person has confidential information which would be very valuable to us. Can we ask him to disclose this confidential information?

●

Absolutely not. The new employee has an obligation to protect his/her former company’s confidential or proprietary information, just as you would be obliged to protect Bell’s confidential or proprietary information if you were to leave Bell. You must respect the employee’s personal integrity as well as his/her obligation to his/her former employer.

Inducing an employee to disclose such confidential information is a violation of the Code.

If I become aware that this person is disclosing a competitor’s confidential information to Bell employees, should I report it?

●

Yes you must report this fact to your immediate supervisor or through the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 – and you must not use such confidential information. Bell’s reputation could be significantly harmed by such disclosure and taking immediate steps to contain the confidential information is critical. Failure to report is a violation of the Code.

2.11.4	Agreements with Competitors

In many cases, agreements between competitors that restrict i) the price at which competitors can sell their products or services to customers, ii) the customers to whom competitors can sell, or iii) quantities that competitors will produce or market, are

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criminal offences and thus prohibited. To be clear, this prohibition does not address cases where two competitors are simply entering into an agreement as buyer and seller of each other, as is for instance common in our wholesale division.

The law provides certain exceptions and we may, for strategic reasons, sometimes take advantage of these exceptions and enter into specific agreements with competitors. For instance, the rules allow, under certain conditions, the submission of joint bids with competitors in response to requests for proposal, something which otherwise would appear to be a prohibited agreement on price. The Legal and the Regulatory and Government Affairs Teams must be consulted before arrangements with competitors are established.

2.11.5	When a Competitor is a Customer

When providing competitors with network facilities, broadcasting, access or other services, we cannot use information obtained as a result of that process in any manner which would give us an undue competitive advantage. This includes ensuring that this information is not made available to those within Bell or its affiliates who develop competitive service strategies. It also means that we must not disclose a customer’s choice of competitive carrier to anyone who does not clearly require the information to provide service to the customer.

2.12	Safeguarding Bell Assets

We all have a responsibility to be accountable for and safeguard Bell assets from loss, damage, theft, fraud, vandalism, sabotage or unauthorized use, copying, disclosure or disposal. The improper use and/or reporting of assets could seriously undermine Bell’s integrity, adversely affect our business strategies and decisions and weaken investor confidence. It may lead to disciplinary action up to and including dismissal. It could also constitute a criminal offence.

Bell’s assets include but are not limited to, offices and office equipment, inventory, computers, art, telephone and video equipment, vehicles, tools, materials, buildings, people, property, information, funds, communication networks, information systems, and intellectual property. The vehicle related policy and practice can be found on the Corporate Services intranet site and covers both the use of Bell-owned vehicles and the use of employee’s vehicle for Bell purposes.

Access to and use of these assets must be authorized, adequately controlled and based on business needs. We should not use Bell assets for personal purposes, except where this use has been authorized by your leader. Each of us must also take appropriate measures to prevent losses due to willful action by others, both outside and within Bell, which may result in personal injury, property damage, theft, fraud, loss, abuse or unauthorized access to physical or logical assets, and intellectual property (including data).

Employees are expected to safeguard Bell assets and comply with Bell policies, including the Policy on Authorizations.

Bell policies, including the Policy on Authorizations, are available in the Corporate Policies & Ethics intranet site.

To best safeguard the tools and equipment used as part of their functions, employees must consult the Bell Corporate Security policies, available on the Corporate Policies & Ethics intranet site.

Loss or theft of Bell assets, property damage and malfunctioning doors and locks are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca.

2.12.1	Visible ID

All employees, consultants and contractors must wear a visible, valid, designated ID card at all times while on Bell premises. An ID card can only be used by the employee to whom it is issued. It cannot be shared or lent. Visitors must wear a visible, valid, designated visitor’s card while on Bell premises and must be accompanied by a Bell team member at all times. Employees should question anyone on Bell premises not wearing a visible Bell ID or visitor’s card.

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2.12.2	Prevention of Fraud

What is Fraud?

●

Fraud is defined as an intentional deception, falsification or misrepresentation made for personal gain, or to damage or create loss for the organization, customers or individuals. This can include the misuse or misapplication of the organization’s resources or assets to conduct internal fraud. This can also include actions taken towards business partners such as clients and service providers as well as false or inflated insurance claims presented to Manulife or any other insurance provider.

Successfully preventing fraud requires an ongoing commitment from all of us. This includes actively participating in the prevention, detection, and reporting of suspected fraud, whether committed by an internal or external party. As employees we will not engage, directly or indirectly, in bribery, kick-backs, account falsification, false claims, time fraud or any other fraudulent or corrupt business practices.

Fraudulent actions are not only unethical, but may also be a violation of law, Bell has a “zero tolerance” stance with regards to all confirmed fraud situations. If you are approached by anyone with an opportunity to engage in fraudulent activities, you must report the incident to your manager and Corporate Security or through the confidential Employee Help Line available at clearviewconnects.com or by calling 1-866-298-2942 (toll free).

2.12.3	Corporate Credit Cards and Bell Funds

We are personally responsible for funds, cash, cheques, postage, etc., over which we have control. Corporate credit cards are not to be used for personal cash withdrawals or purchases and other charge cards are to be used only for business purposes. We must also ensure that all expense vouchers, benefit claims and invoices are accurate and properly authorized.

Corporate policy regarding the use of corporate credit cards and corporate travel is detailed on the Travel and Expenses Management intranet site. We should, unless unavailable, use the services of suppliers with whom Bell has negotiated agreements (e.g. travel agents, airlines, carrental agencies, taxi companies, hotels).

2.12.4	Hiring Consultants or Contractors

Hiring of contractors, consultants or other external resources must follow the rules as outlined on the Contractors and Consultants Procurement intranet site and hiring of external resources must also comply with the principles and procedures of the Contractor Program Policy and the requirements of the relevant Bell Policies available on the Corporate Policies & Ethics intranet site, including the Personnel Security Policy. In addition, all contractors performing high-risk work must be pre-qualified to ensure all workers are competent, trained and compliant with the health and safety requirements of Bell, prior to conducting any work for Bell, as outlined in the Directive on contractor safety and high-risk services.

2.12.5	Electronic Procurement and Electronic Processing of Expense Reports

Bell electronically processes much of its procurement needs including employee expense reports and accounting for corporate credit card payments. All employee expense reports and credit card payments must be approved by a leader one level above the employee submitting the reports.

2.12.6	Business Books and Records

Bell’s books and records contain information essential to effective and efficient operations. They form the basis upon which key decisions about Bell are made by our executives,

financial analysts, shareholders, investors, and regulators.

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Because they are so crucial to Bell meeting its legal, regulatory and financial obligations, we must ensure that all documents, reports, plans and records falling under our responsibility are accurate and complete. We must also ensure that all transactions are properly authorized.

In preparing and maintaining our books and records, we must:

●	adhere to all accepted accounting standards and practices, rules, regulations and controls applicable to us
●	ensure that all entries are recorded accurately, on time, in the proper accounts, and are properly documented
●	record all funds, assets and transactions; we may not establish any undisclosed or unrecorded fund or assets for any purpose
●	keep books and records which reflect fairly, accurately and in reasonable detail Bell’s transactions, acquisitions and disposal of assets and other relevant activities
●	sign only those documents we believe to be accurate and truthful
●	restrict access to sensitive or confidential information (such as financial records and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused or destroyed
●	maintain internal control processes to ensure that Bell meets its book and record keeping obligations.

2.12.7	Standard Contracts and Agreements

If you are in a position to develop or sign contracts, you must take necessary steps to protect the interests of Bell by ensuring that only Bell standard form template contracts are used and, in the case of purchase agreements, the Procurement Policy is followed. All contracts must be reviewed by appropriate departments such as, Legal, Regulatory and Government Affairs, Procurement, Corporate Security, Corporate Responsibility & Environment, Health, Safety and Workplace, Risk Advisory Services and Insurance. Standard contracts must not be modified without prior approval of the Legal Team.

2.12.8	Information Security

Computers and computer networks form the backbone of our business and operations infrastructure. For this reason, every effort must be made to protect Bell’s computer systems and associated software from the various threats to their security, such as accidental or deliberate destruction of data and equipment, interruption of service, disclosure of confidential information, theft and corruption.

To maintain security:

●	access to computer systems must only be granted to authorized users
●	access codes and passwords must be kept confidential and cannot be shared with anyone including leaders, co-workers and support teams,
●	when traveling with mobile devices that access or contain company data, you must comply with applicable Bell policies
●	comply with all Information Security Policies and Directives
●	follow Bell rules regarding the purchase and use of computer software
●	guard against computer viruses, malware and ransomware that may damage Bell’s computer systems
●	report computer security incidents, virus or worms to the Bell Cyber Incident Response team at cirt@bell.ca
●	pay close attention to emails containing the (EXT) tag in the subject line and the warning banner against external emails to protect against malicious attachments and links
●	report phishing emails sent to your Bell office account as follows:

 Use Submit as Phish button

1.	Select email and click on the Submit as Phish button at top of email and wait for confirmation email.

2.	Your email is automatically sent to phish@bell.ca and a copy will be moved to your junk email folder.

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Use the manual method

1.	From your email inbox, select the phishing email
2.	Press the Ctrl + Alt + F or for Mac Ctrl + Cmd + J keys and forward the email to phish@bell.ca
3.	Permanently delete the original and sent messages from Outlook.

For further information and references, visit the Corporate Security intranet site.

2.12.9	Intellectual Property

Intellectual property such as patents, inventions, copyrights, trade-marks, domain names, industrial designs and trade secrets are strategic assets of Bell and must not be disclosed to or used by others without first ensuring that appropriate legal safeguards are in place. Failure to do so could result in Bell losing rights in its intellectual property.

Intellectual property rights also reside in and protect know-how, business methods and processes, computer software, written materials (including paper or electronic form), graphics, photographs and audiovisual works, whether developed internally within Bell or obtained from others.

Every employee has a responsibility to preserve, protect and enhance the value of these assets.

Trade-marks, including Bell’s logo and its various trade names, are among Bell’s most valuable assets. When using them, employees must follow the Brand guidelines, and must immediately report any infringement or misuse of such trade-marks or trade names to the Brand and Identity team by sending an email to

info.branding@bell.ca. In addition to protecting Bell’s intellectual property, we also have a responsibility to avoid infringing intellectual property rights of others, as detailed in the Intellectual Property Policy referred to below.

All intellectual property conceived or made in the course of our employment with Bell or which are within the scope of Bell’s business interests, are rightly the exclusive property of Bell. Each employee assigns to Bell the ownership of all such intellectual property and also waives in favour of Bell any moral rights they may have in such intellectual property. Employees are prohibited from applying for patents or other intellectual property registrations in regards to intellectual property that belongs to Bell, nor can Bell’s intellectual property be used for personal purposes or gain.

For additional information, please consult the Intellectual Property Policy.

2.12.10	Proper Use of Bell-Provided Internet Access and Other IT Resources

Access to the Internet is primarily provided for business purposes. However, accommodating employees’ development and awareness through personal use of Bell-provided Internet access is also encouraged.

Personal use of the Internet and e-mail must be reasonable, i.e. it must not impede or reduce an employee’s ability to perform his/her duties, diminish productivity or effectiveness at work or negatively impact Bell in any way. Abuse of Bell-provided Internet or e-mail may result in disciplinary action up to and including dismissal. The use of Internet and e-mail to conduct illegal activities is strictly prohibited and will lead to dismissal.

The law strictly prohibits the unlicensed use of software on computers (including tablets and smart phones). To obtain software licensed by Bell for business use visit the software page in My Telecom Warehouse. You must also verify and respect the manufacturer’s conditions of license or agreement under which the software was acquired. Copying software onto your Bell or personal computer may be a violation of the software company’s licensing agreement as well as copyright laws, and

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placing Bell at risk of prosecution for copyright infringement.

For further details, consult the Acceptable Use of Information Technology Resources Policy.

Any evidence of child pornography is to be immediately reported through the Internet child pornography reporting form.

My daughter has asked me if she can use my company laptop to do some research on the internet for a school project. Should I lend her my laptop?

No. To protect our networks, we can’t let anyone, even family members, use Bell equipment.

2.13	Social Media

Social media includes any digital communication channel that allows individuals to create, share or comment on content. Bell team members must comply with our Social Media Guidelines. They’ve been created to empower employees to be Bell advocates while still protecting Bell’s reputation and ensuring compliance with applicable laws and regulations. As with all communications, employees engaged on social media must abide by the following general principles:

• Any comment made must be true, genuine and not misleading

• Your online presence is a reflection of you, both personally and professionally, and Bell

• Always use common sense: be ethical, professional and treat others with respect.

Please remember that any statement made online may be perceived as representative of Bell and may create unnecessary liability for the employee and the company. The Social Media Guidelines cover all social media other than LinkedIn. Separate guidelines for LinkedIn can be found here. In addition to following the Social Media Guidelines, team members are required to follow the Bell Code of Business Conduct while participating on social media.

Guidelines

1. You can post and share approved Bell product and service online content (Bell and affiliates’ social posts or bell.ca web links) on your personal social media accounts, provided you explicitly identify yourself as a Bell employee

2. Do not rate or review Bell products or services on social media whether you’ve identified yourself as a team member or not. This includes ratings and reviews in an app store or on social networks. Doing so can result in legal ramifications for the company

3. You can ‘like’ official Bell social posts that are not related to products/services

4. You cannot create or design your own advertising/claims promoting Bell and its products and services (separate guidelines exist for LinkedIn)

5. You cannot offer advice relating to customer service from your personal social media accounts. Instead, employees can direct people to our Bell support channels or use the Bell Making it Right service

6. You can celebrate your professional accomplishments and positive work experiences at Bell. We encourage you to include #TeamBell in these posts. We also encourage you to celebrate the causes Bell champions. For example, use #BellLetsTalk to demonstrate your support and participation in the Bell Let’s Talk mental health initiative and feel free to like, share or comment on Bell posts about these causes

Never assume that anything you say or post online is private. You have an obligation to continue to protect Bell’s Confidential and Internal Use information as defined in the Information Management Policy and may not post any comment that includes confidential information concerning our company, customers, suppliers or team members. As with any company policy, violations can result in disciplinary action, up to and including termination of employment. The Bell Social Media team provides authorization to certain Bell employees to socially engage via LinkedIn on product and services messaging. For these employees, specific guidelines apply. If you have any questions regarding Bell’s Social

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Media Guidelines, or are unsure if what you want to post is permissible, please reach out to the Social Media team at social.media@bell.ca.

A complete copy of the Bell’s Social Media Guidelines, with relevant examples, is available here and from the Corporate Policies and

Ethics intranet site. Additional related corporate policies, such as Bell’s Acceptable Use of Information Technology Resources Policy and Bell Media’s Social Media Policy for CTV News and on-air talent are available from the Corporate Policies and Ethics intranet site.

2.14	Work Environment

2.14.1	Mental Health

At Bell, we believe that the mental health of our team members is essential to achieving personal and organizational success and we are committed to leading by example in our own workplace by promoting mental health and supporting team members with a mental illness.

We expect every member of the Bell organization to take primary responsibility for their own health. Every employee also has a responsibility to contribute towards a workplace that promotes mental wellbeing.

Bell is committed to:

●	supporting employees experiencing mental illness through our workplace practices
●	understanding what factors contribute towards mental wellbeing at work by reviewing Bell’s mental health policy, employee feedback, government and legal requirements, and current best practices
●	setting objectives that drive continuous improvement of our workplace mental health strategy and regularly evaluating our approach

●	implementing or adapting policies and practices that support mental health in the workplace within the context of our corporate priorities and the evolution of our industry
●	providing resources and training to educate all team members about mental health
●	encouraging employees to take part in activities that contribute to their own mental health in the workplace.

To view the full policy statement, consult the Corporate Ethics and Policy intranet site at the following link: Corporate Policies and Ethics.

Additional information on Mental Health in the Workplace, training and resources is available on the Human Resources intranet site at Mental Health and Wellness.

You can also contact the Workplace Health team for more information at workplacehealth@bell.ca.

2.14.2	Respect and Professionalism in the Workplace

Upholding respect and professionalism in the workplace enables us to build and cultivate more meaningful, richer relationships with fellow team members, customers and the broader public, suppliers and shareholders. For this reason, we expect all our employees to respect their colleagues, team members and leaders.

We are committed to fostering a workplace which encourages respect, collaboration, openness and effective communication and which recognizes the intrinsic dignity and worth of all employees and values the diversity of team members, customers, suppliers and shareholders.

Bell supports prevention by equipping employees and leaders with practical resources (Civility guide, Leader’s guide to managing conflict, Guide to managing difficult customer or public interactions) available on the Respectful workplace ethics website.

2.14.3	Diversity, Inclusion and Employment Equity

Diversity is an unwavering respect for each other’s uniqueness including, but not limited to: culture, ethnicity, gender, gender identity/expression, age, religion, disability,

sexual orientation, education and experiences.

By valuing our differences and eliminating discrimination, we can create an inclusive and

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accessible work environment based on merit and fairness where all employees feel valued, respected and supported to achieve their full potential.

At Bell, we prohibit all types of unlawful discrimination, including harassment, whether directed against an individual or group, including employees, customers, suppliers and shareholders. This specifically includes discrimination based on race, national or ethnic origin, aboriginal or indigenous status, language spoken, religion, age, sex (including pregnancy or childbirth), gender identity/expression, sexual orientation, marital status, family status, veteran status, physical or mental disability and conviction for which a pardon has been granted.

As part of our commitment to supporting human rights and creating an inclusive workplace, we support people’s rights to reasonable accommodation. An accommodation is considered reasonable, if it does not result in undue hardship, such as: significant impact on business operations, or risk to the health and safety of the employee concerned or any other person. Examples of accommodation can include physical or technical alterations to an employee’s workspace (workstation height, non-standard computer monitor, telephone with amplifier or headset) and modification of work duties or conditions.

To make an accommodation request or to obtain information on the request process, visit the Human rights website.

This website also houses our Diversity, Human Rights and Accommodation policies, which provide the framework for supporting a diverse and inclusive workplace.

Employment equity is also an important aspect of our diversity and inclusion strategy. While diversity encompasses many different factors that make each of us unique, legislated employment equity programs focus on four designated and underrepresented groups: women, visible minorities, Indigenous Peoples and persons with disabilities. Bell is required to comply with the Employment Equity Act through workforce practices that are free of barriers to recruiting, retaining and promoting members of these designated groups. Ensuring equity in the workplace is not about hiring unqualified individuals but rather ensuring that the qualified members of the designated groups are given equal employment opportunities.

Employment equity and diversity & inclusion programs also make business sense. Building a workforce that reflects the diversity of the communities in which we live and serve brings Bell closer to its customers. By including diverse suppliers into our sourcing processes, Bell also gains access to competitive offerings, greater innovation, and culturally diverse business interactions.

Collecting self-identification data from our online employment diversity questionnaire helps us to ensure Bell’s hiring practices are fair and we have equitable representation in our workforce compared to the Canadian labour market availability. All Bell employees are asked to complete the diversity questionnaire, available in the Employment equity section of the Diversity and inclusion intranet site.

In 2016, Bell expanded the scope of the internal diversity questionnaire to include 12 distinct demographic components:

Gender Identity	Ancestral group

Sexual Orientation	Caregiver

Visible Minority status	Language

Ethnicity	Newcomer status

Disability	Religion and belief

Indigenous People status	Veteran Status

This knowledge gives us a baseline to measure and track our diversity performance and allows for appropriate strategies and action plans to be developed in order to address any gaps and foster an inclusive environment for our team members. The information collected in the employment diversity questionnaire is confidential.

In addition, Diversity training and Respect and Professionalism in the Workplace training are available to help support a diverse and inclusive work environment. Information is available at the following link: Human Rights.

Bell operates in both official languages, English and French, and complies with Québec laws requiring French to be the primary language used in workplaces in that province. Our Language Diversity Program provides training, tools and a language pairing program to

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support bilingualism throughout the organization. For more details, please see the

Bell Language Policy.

2.14.4	Preventing Workplace Violence and Harassment

Our culture promotes a respectful, safe, healthy and violence-free workplace and as part of our commitment to keeping all employees safe, we take a zero-tolerance approach to workplace violence at Bell. This applies to all team members including vendors, contractors and third-party service providers, and is explained in detail in our Workplace Violence and Harassment Prevention Policy. Any violation of this policy can be grounds for disciplinary measures up to and including dismissal.

Examples of workplace violence include:

●	Written or verbal threats/verbal assaults – profanity, insults or abusive language confirming or describing a future act or potential harm
●	Threatening behaviour – for example, a gesture using a fist, destruction of material/equipment, throwing objects
●	Harassment – which is vexatious behaviour that is repetitive and hostile or unwanted that degrades, humiliates, embarrasses, affects or insults a team members’ dignity or integrity and that results in a harmful work environment for the team member
●	Sexual harassment/sexual assault – inappropriate comments, direct sexual threat, repeated sexual comments, sharing of inappropriate photos, aggression, unwanted touching
●	Bullying/cyberbullying/mobbing – A form of psychological (verbal, physical or social) harassment, done by one person (bullying) or a group (mobbing), consisting of negative remarks aimed at isolating and tormenting an individual
●	Physical aggression/assault – unwanted physical contact, brandishing a weapon or an object, to hit, punch, push or shove and other types of violent behaviours
●	Repetitive unwanted attempts at customer contact – any situations where an employee or agent uses, or attempts to use, customer (or potential customer) contact information, such as their home or work address, home or wireless telephone number or fax machine number, email, SMS or other electronic address or social media contact information, to contact the customer or potential customer for a social or other purpose that is unrelated to providing the company’s products or services.

Acts of violence may occur as a single incident or as an event resulting from a series of exposures to risk factors outlined above. The conduct may be intentional or unintentional. If these actions occur outside the workplace, but result from workplace relationships or conflicts, they can also be considered workplace violence.

Every Bell team member plays a role in maintaining a safe and healthy workplace and is expected to:

●	Abide by the Workplace Violence and Harassment Prevention Policy and follow mandatory training – Respect in the Workplace – Prevention of Harassment and Violence in the Workplace (Career Zone course L1027)
●	Maintain professional behaviour based on respect, collaboration, openness and effective communication (see Civility Guide, available on the Respectful workplace ethics website)
●	Act responsibly by collaborating and de-escalating situations of conflict
●	When advised of inappropriate behavior, follow directives
●	Recognize warning signs and seek support when required to resolve a conflict
●	Report any act or threatened act of violence to a manager, Human Resources (HR) or Corporate Security. In situations of imminent danger, first call 911. When it is safe to do so, contact the National Incident Center (1 866-714-0911) or cni-nic@bell.ca)
●	Document facts and provide all available evidence using the appropriate complaint form
●	Cooperate during an investigation and the resolution of matters involving workplace violence by following appropriate de-escalation directives and respecting the privacy and confidentiality of all parties involved.

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Please refer to Bellnet’s Respectful workplace ethics website for additional useful information or consult the Workplace Violence and Harassment Prevention Policy.

2.14.5	Health and Safety

At Bell, the health and safety of our team members and external stakeholders is integral to the success of our strategic imperatives, and as such, Bell embraces this commitment.

Our Obligations

●	To provide a safe and healthy workplace which is essential to achieving success in all areas of our business
●	Under the law, employees and leaders at all levels of the company are personally accountable to ensure proper health and safety practices are in place.

Your Role

As a Bell team member, you assume the primary responsibility for your own health and safety and to uphold safe work practices at all times to prevent injuries. You have a role to play in supporting our Health and Safety Policy by:

●	Upholding safe work practices at all times to prevent injuries
●	Identifying and reporting health & safety hazards and incidents via the established reporting processes and participating in associated investigations when required
●	Actively participating in health and safety training
●	Cooperating as required to meet or exceed health & safety laws and regulations that apply to us.

Our Health & Safety Policy Statement

At Bell, the health and safety of our team members and external stakeholders, including contractors, customers, and the general public, is an absolute priority. We also believe that a safe and healthy workplace is essential to achieving organization success, in all areas of our business. To support our commitment to team members, Bell will:

●	ensure due diligence in its approach to meet or exceed all applicable workplace health & safety laws and regulations

●	identify, analyze and address health & safety hazards

●	establish processes and practices to support a safe workplace and prevent injuries

●	investigate health & safety incidents

●	provide employee training to ensure adequate health & safety knowledge and competency

●	work in consultation with joint health & safety committees to uphold and evolve safe work practices and resolve any issues

●	set objectives to continuously improve our safety performance

●	regularly evaluate, monitor and report health & safety performance.

In support of our commitment to external partners and stakeholders, Bell will:

●	require contractors, sub-contractors and third parties that access Bell sites to demonstrate due diligence at all times by having appropriate training, following contractual requirements, working safely and not exposing themselves or Bell employees to health & safety risks.

●	cooperate with government and other stakeholders on health & safety matters.

Additional information on Health and safety programs and procedures is available on the Health and Safety intranet site under Human Resources, Workplace and Safety.

You can also contact the Corporate Health and Safety team for more information at Info.ss-hs@bell.ca.

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2.14.6	Emergency Management

Employees may encounter various emergency situations that can directly affect them or Bell. To this end, Bell is committed to a level of preparedness and planning that is designed to “protect life and property” and to ensure a rapid return to providing service to our customers. Through the development and implementation of emergency response procedures and the “Be Ready” training modules, employees and business units will be ready to respond during emergencies. All employees must follow the “Be Ready” on line training every two years.

In the event of a life-threatening emergency first make sure you are safe, then call 911 (or local emergency service). All emergencies and emergency conditions including unplanned evacuations, or situations significantly impairing or potentially impacting service (such as but not limited to floods, major fires, power outages, health and safety emergencies) occurring on or in proximity to Bell facilities are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or cni-nic@bell.ca. For information on Bell’s Emergency Management procedures, consult the Corporate Security intranet site.

Evidence of serious criminal activity such as terrorism, found on Bell or customer premises or Bell systems, are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911, unless involving an imminent threat where 911 must be called.

Significant facility or utility interruptions, surveillance, control systems or any service failures that impact our network are to be reported to the National Network Operations Centre (NNOC) at 1-888-570-1091.

2.14.7	Business Continuity

Bell recognizes the importance of its infrastructure and services for its employees and customers. To that end, all business unit leaders and team members must ensure they have appropriate business continuity plans and disaster recovery plans in order to be ready to react to any type of events that may impair our activities.

2.14.8	Alcohol, Drugs and Other Substances

All employees are required to be fit for work and must not be impaired by the use of illicit drugs, recreational cannabis or alcohol in the workplace.

Use, possession and trafficking of illicit drugs, recreational cannabis or alcohol is strictly prohibited in the workplace.

Employees must not be impaired by medication or medical cannabis in the workplace. Employees are responsible for determining through their physician or pharmacist whether the use of medication might have an adverse effect on performance. If the use of medication and/or medical cannabis can impair their ability to perform their job safely, efficiently or otherwise affect performance, the employee must proactively inform their leader. Intentional misuse of prescribed or over-the-counter medications or medical cannabis is strictly prohibited.

Employees are required to behave responsibly and maintain appropriate behavior during company-sponsored social and recreational events with regard for the safety and well-being of the individuals present, the community, and the reputation of the company.

To review the full Drug and Alcohol Policy, consult the Human Resources intranet site.

2.14.9	Involvement in a Legal Matter

If you are involved in a legal matter or police case you must immediately inform your manager if this involvement has the potential to affect your ability to perform your job fully and competently. Loss of a driver’s license, for example, must be reported immediately if the affected employee is required to drive a Bell vehicle.

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2.15	Journalistic Independence

Bell is committed to upholding principles of journalistic independence. The Journalistic Independence Policy governs editorial decisions made by applicable news divisions owned by Bell, including radio (collectively “Bell Media News”). Bell Media News is solely responsible for all news reporting decisions and for ensuring the integrity of their news operations. Compliance with the Journalistic Independence Policy is mandatory for all Bell employees. Failure to comply with the policy will be considered a breach of the Code of Conduct and may result in disciplinary action up to and including termination of employment.

An appropriate framework of independence between Bell Media News and Bell is a fundamental safeguard to ensure that news is covered in a fair, accurate, balanced and unbiased manner. Any interference, whether direct or indirect, actual or perceived, undermines the principles of news independence and can erode the credibility of Bell Media News, which is critical to maintaining the trust of audiences.

Bell fully endorses the independence of Bell Media News and requires that all employees execute their day-to-day job responsibilities in a manner that respects this core value.

From time to time, news stories directly or indirectly concerning Bell, or of commercial interest to Bell, will be reported by Bell Media News. The appropriate Bell Media News editorial team is solely responsible for determining how to cover any such story, with full discretion and control, and without interference. No Bell employee will take any action that will impact the standards of fairness, accuracy, balance and independence that must be applied to any such news story.

In the normal course of business, representatives of Bell may offer ideas for news coverage to the Bell Media News team, as they would with any other news organization. In any such instances, Bell representatives must recognize that the material offered must be considered newsworthy and relevant to the audience by the applicable Bell Media News division’s editorial team before receiving coverage.

The news team will decide whether to proceed with a story, how it will be covered, and the extent of any coverage, with full and absolute discretion and control, and without direct or indirect interference in the decision making process.

At all times, this Code and other relevant BCE policies apply to Bell Media, including Bell Media News management and staff. As a result, in accordance with this Code and BCE’s Disclosure Policy, BCE’s communications department is responsible for addressing all queries from other media outlets regarding Bell Media and its divisions and properties, including Bell Media News. Furthermore, (i) non-public BCE information of which Bell Media News management or staff have knowledge in a capacity other than Bell Media News reporting or (ii) information in the possession of Bell Media in its capacity as an employer, must remain confidential and be treated in accordance with the Code and Bell’s Information Management Policy.

All news editorial decision making resides with the Bell Media News team with absolute and final privilege belonging to, for CTV News, the Vice President responsible for CTV News and, for Noovo News, the Vice President responsible for Noovo News. The Bell Media News team will be responsible for the development of applicable editorial and reporting policies, including news policies on attribution, sources, and disclosure of conflicts.

If at any time the Vice President responsible for CTV News or the Vice President responsible for Noovo News has any concerns about journalistic independence or compliance with the Policy that cannot be resolved through normal functional reporting channels in line with the principles of the Policy, the Vice President responsible for CTV News or the Vice President responsible for Noovo News can address said matters with BCE’s Chief Executive Officer and/or the Chair of the BCE Audit Committee.

If you have any concerns regarding compliance with the Journalistic Independence Policy, such concerns shall be communicated to your immediate manager

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and/or the Vice President responsible for CTV News or the Vice President responsible for Noovo News, as applicable. However, if such reporting is either inappropriate, does not provide the necessary level of confidentiality, or as you otherwise prefer, the reportable activity should be reported to the Business Conduct Help Line or to the BCE Corporate Secretary.

To view the full Journalistic Independence Policy, consult the Corporate Ethics and Policy intranet site at the following link: Policies and Ethics.

You are a member of the Bell Media News team and you receive a request from the Bell Residential Services team to profile an item they believe is newsworthy. What should you do?

●	Remember that it is acceptable for Bell employees to suggest story ideas, with respect for the Bell Media News team’s full authority to decide on news coverage

●	If you decide the item is not newsworthy, but they persist or escalate the matter, you should discuss it with your supervisor to confirm your position and obtain support

●

Ultimately, you can engage the Vice President responsible for CTV News or the Vice President responsible for Noovo News, as applicable, who are the final arbiters in matters relating to independent news reporting and have the authority to take steps to ensure the situation is resolved in an appropriate manner in accordance with the Policy on Journalistic Independence

●	Should you consider that the matter is not handled in accordance with the policy, you can report your concerns through the Business Conduct Help Line

The Business Conduct Help Line may be reached 24/7 by calling 1-866-298-2942 or by visiting clearviewconnects.com.

Members of the public should call Bell Canada’s Complaint and Concerns Line at 1-866-317-3382 with any concerns about Bell activities.

2.16	Environmental Leadership

Bell believes that environmental protection is an integral part of doing business and is committed to minimize, through a continuous improvement process, the impact that some of our activities, products or services may have on the environment.

In support of our commitment to environmental leadership, we will:

●	meet or exceed the obligations of all applicable legislation and other requirements
●	prevent, control and reduce releases into the environment
●	correct in a timely manner problem situations which could not be prevented
●	adopt a series of corporate objectives, principles and procedures that apply to all employees in the course of their respective duties
●	promote and support cost-effective resource use energy efficiency and waste minimization initiatives
●	deal with suppliers who seek to minimize their environmental and energy consumption impacts, and practice social and ethical responsibility
●	ensure availability of necessary resources to maintain and improve environmental and energy management systems
●	develop and market telecommunications services that provide people and organizations with innovative solutions that take into account their environmental and energy challenges
●	participate with governments, businesses, the public and relevant interest groups to advance environmental protection and efficient energy use

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●	communicate our environmental initiatives and performance to stakeholders on a regular basis
●	ensure that employees adhere to the Environmental policy and understand their responsibilities in putting it into practice.

The Corporate Responsibility & Environment (CR&E) group has developed a series of policies, programs, directives, management frameworks and procedures to support employees in their environmental duties. These documents are available on the Environmental leadership web page.

Environmental training is mandatory for all employees directly involved in managing any of the following environmental issues: incidents, manhole effluents, network impacts,

residual materials (hazardous and non-hazardous), treated wood poles, energy consumption, petroleum products or ozone depleting substances. Training must be completed before the employee takes on operational duties.

All environmental incidents, inspections and inquiries by authorized third parties must be reported without delay to the Enviro-Line at 1-877-235-5368, available on a 24/7 basis, or at enviroline@bell.ca.

For inquiries, concerns or for information about environmental training, contact your Environmental Coordinator, the appropriate CR&E team member or send an email at responsibility@bell.ca.

3	ROLES AND RESPONSIBILITIES

3.1	Business Unit Responsibility

Managers are required to ensure that all employees have access to the Code either on-line or in a paper format if required, and that they know, understand and comply with its provisions. To this end, they should ensure that all employees review the Code annually and comply with the annual review process outlined in this Code.

3.2	Board of Directors, Corporate Governance Committee and Audit Committee

The Board of Directors, with the recommendation of the Corporate Governance Committee, has the authority to approve this policy. In addition, the Corporate Secretary’s Office in conjunction with Internal Audit, report quarterly to the Audit Committee on the number and scope of issues brought via the Business Conduct Help Line.

3.3	Corporate Secretary’s Office

The Corporate Secretary’s Office has the responsibility of administering the Code and managing the Business Conduct Help Line, securing annual certification of all executives and members of the Board of Directors under the Code, addressing conflict of interest issues and ensuring compliance by all Business Units.

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APPENDICES

Supporting Procedures

The Code of Business Conduct annual review is included in the annual performance process. These procedures are located in the Career Zone intranet site under Objective Performance.

Attachments

Attachment 1A	Certification of Directors and Executives under the Code of Business Conduct

Attachment 2A	Form BC 3684 – Employee Annual Record of Review

Attachment 2B	Form BC 3684A – Disclosure of Conflict of Interest or Potential Conflict of Interest

Attachment 3	Additional Resources

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Attachment 1A

CERTIFICATION OF DIRECTORS AND EXECUTIVES

UNDER THE CODE OF BUSINESS CONDUCT

The Boards of Directors of BCE Inc. and Bell Canada (in each case, the “Company”) and our shareholders, expect all Directors and executives of the Company to follow the highest possible standards of honest and ethical conduct and to encourage and promote a culture in which ethical business conduct is recognized, valued and exemplified.

Certification

I certify that I have reviewed, understand and follow the Bell Canada Code of Business Conduct (the “Code”).

In addition, I support the setting of standards needed to discourage wrongdoing and to promote:

●	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,
●

full, fair, accurate and timely disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company, in accordance with the Disclosure Policy,

●

compliance with laws, rules and regulations of federal, provincial, state or local governments, and other relevant private and public regulatory agencies in all jurisdictions in which the Company operates,

●	prompt reporting of all material violations of the Code to the Chair of the Audit Committee of the Board of Directors of the Company.

To the best of my knowledge and ability, I will act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing my independent judgment to be compromised.

I acknowledge that I am accountable for following the Code and the responsibilities I have under it. I also acknowledge that complying with the Code is a condition of my employment. If I do not comply with it or applicable laws, rules or regulations, I may be subject to disciplinary measures, which could include dismissal from the Company.

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Attachment 2A	Form BC 3684

EMPLOYEE ANNUAL RECORD OF REVIEW

Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file.

Policy on conflict of interest

Employees owe their first business allegiance to Bell, and therefore they must remain free of interests or relationships which are harmful or detrimental to Bell’s best interests. Employees should avoid not only a real conflict of interest, but also the appearance of one which could tarnish their own or Bell’s image. Even though it is not always possible to avoid relationships that could place you in a position of potential conflict, it is important to inform your manager and avoid actions or decisions that would conflict with Bell’s interests.

Conflict of interest can lead to disciplinary action, even to dismissal and/or prosecution. If you are in doubt, you should discuss your specific situation with your manager, who will then advise you as to the position of Bell with respect to the matter.

Annual certification

I have reviewed, fully understand and follow Bell Canada’s “Code of Business Conduct” including the section on Conflict of Interest. I have reported immediately to my manager and through the annual review process any relationship or other circumstances that do or could place me in conflict with the interests of Bell. Any new situations will be reported as they occur. I hereby certify that I have no real or potential conflict of interest, except what is disclosed through the annual review process.

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Attachment 2B	Form BC 3684A

DISCLOSURE OF CONFLICT OF INTEREST

OR POTENTIAL CONFLICT OF INTEREST

Note to immediate manager: If this form is completed in paper format, please file original in employee’s personnel file. A copy should also be sent to the Corporate Secretary’s Office at corporate.secretariat@bell.ca.

Employee

Family name	Given names	Employee number

I am directly or indirectly involved in other business or employment, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have direct or indirect investment, business involvements or relationships, which may give rise to or is at present in conflict with, or potential conflict with, the best interests of Bell:

I have, in the past 2 years, been employed or otherwise commercially involved in endeavours or companies which are in competition with Bell Canada and its affiliated companies (e.g.: Rogers, Telus, Videotron, Cogeco, etc.):

I am currently or was recently bound by restrictive covenants such as non-competition or non-solicitation restrictions:

Other:

For employees who declare a conflict due to past employment by a competitor: I understand that in my previous employment or commercial involvement with a competitor of Bell Canada and its affiliated companies I may have become aware of or given access to undisclosed confidential or proprietary information of my previous employer. As such, unless this information has been publicly disclosed or otherwise available in the marketplace, I am not to share such information. I also acknowledge that I have returned to my previous employer all property belonging to my previous employer including any confidential or proprietary information and documents provided to me including any third party information that was entrusted to me.

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Attachment 3

ADDITIONAL RESOURCES

If you have any questions regarding the issues raised in this document or any questions on the Code, speak to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).

If you wish to report any unethical or illegal behaviour such as corporate fraud, or to raise any concerns regarding Bell’s accounting, internal accounting controls or auditing matters, you may report the matter to your manager or use the Business Conduct Help Line at clearviewconnects.com or by calling 1-866-298-2942 (toll free).

You may also use the following resources:

●	Human resources intranet site
●	Corporate Security intranet site:
●	life-threatening emergencies: call 911
●

loss or theft of Bell assets, internal fraud, criminal activity, property damage, unauthorized disclosure of confidential information, known failures in security safeguards, malfunctioning doors and locks, emergency response system (non-life threatening emergencies), emergency conditions and service impacting situations are to be reported to Bell’s National Incident Centre (NIC) at 1-866-714-0911 or at cni-nic@bell.ca

●

computer security incidents, virus, worms, spam or phishing using Bell’s name, any other computer or data network attacks, weaknesses in security systems, and unexplained systems changes are to be reported to 1-888-920-8888

●	significant facility or utility interruptions, surveillance, control systems or any service failures that impact our telecommunications networks are to be reported to 1-888-570-1091
●	Corporate Responsibility at 1-877-235-5368 or at responsibility@bell.ca.
●	Enviro-Line Bell (environmental issues) at 1-877-235-5368
●	Branding at info.branding@bell.ca
●	Corporate Secretary’s Office intranet site or at (514) 786-8424
●	Occupational Health, Safety and Workplace at (514) 870-5848 or at Info.ss-hs@bell.ca
●	Bell Privacy Office for customer related privacy issues at privacy@bell.ca or for additional privacy related information, visit bell.ca
●	Information on privacy in the workplace for employees is available on the Privacy intranet site or at:
●	English: privacy.coordinator@bell.ca
●	French: coord.rens.pers@bell.ca

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POLICY OR PRACTICE DETAILS

Issuing BU	Law & Regulatory Department

Policy sponsor	Corporate Secretary

Policy owner	Corporate Secretary’s Office

Primary contact	Corporate Secretary’s Office

Required approvals	Board of Directors, Corporate Governance Committee, Corporate Secretary

First Release	1995

Review cycle	Annually

Required Policy or Practice management elements checklist

Monitoring compliance processes defined	Yes

Communication plan complete	Yes

Communication materials complete	Yes

Training plan complete	Yes

Revision history

Date	Change owner	Changed by	Description

June 2015	Mirko Bibic	Mirko Bibic	Update

August 2015	Michel Lalande	Michel Lalande	Annual update

August 2016	Michel Lalande	Michel Lalande	Annual update

August 2017	Michel Lalande	Michel Lalande	Annual Update

August 2018	Michel Lalande	Miguel Baz	Annual Update

October 2018	Michel Lalande	Miguel Baz	Update

August 2019	Michel Lalande	Miguel Baz	Annual Review

January 2020	Michel Lalande	Miguel Baz	Update

August 2020	Michel Lalande	Miguel Baz	Annual Review

January 2021	Martin Cossette	Miguel Baz	Update

March 2021	Martin Cossette	Miguel Baz	Update

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